ANDREW N. BERNSTEIN, P.C.
ATTORNEY AT LAW
8101 EAST PRENTICE AVE., SUITE 890
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
May 20, 2011
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	William H. Thompson Accounting Branch Chief

Re:	LJ International Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 25, 2010 File No. 0-29620
Dear Mr. Thompson:
On behalf of LJ International Inc., we are filing herewith Amendment No. 1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 which it filed with the SEC on April 11, 2011.
This Amendment No. 1 to the 2010 Form 20-F includes our response to the Staff’s comment letter dated April 25, 2011 (the “Comment Letter”). The numbered response which follows corresponds to the number of the comment in the Comment Letter.
Form 20-F for Fiscal Year Ended December 31, 2009
Item 15. Controls and Procedures, page 62
(b) Management’s annual report on internal control over financial reporting, page 62
1.	We have amended Item 15 (b) to include a statement that management believes that the Company’s internal control over financial reporting as of the end of the Company’s most recent fiscal year (December 31, 2010) was not effective. We have also included disclosure of a material weakness in the Company’s internal control over financial reporting identified by management.

We have amended Item 15 (b) to provide, in relevant part, the following new disclosure:

Securities and Exchange Commission
May 20, 2011

     “In performing this assessment, management has determined that our Chief Financial Officer and Senior Vice President do not have sufficient expertise to prepare financial statements in accordance with U.S. GAAP since they do not have the requisite U.S. GAAP experience. In this regard, management notes that our Chief Financial Officer and Senior Vice President do not hold a license as a Certified Public Accountant in the U.S. and have not attended U.S. institutions or extended educational programs that would appear to provide enough of the relevant education relating to U.S. GAAP. Further, most of their U.S. GAAP experience is limited to knowledge gained from their current positions with us. Accordingly, management believes that we have an accounting department with limited knowledge of U.S. GAAP and that this lack of U.S. GAAP experience constitutes a material weakness.
     As a result of this material weakness in our internal control over financial reporting, our management concluded that our internal control over financial reporting as of December 31, 2010 was not effective. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting. This control deficiency could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness in our internal control over financial reporting as of December 31, 2010.
     Notwithstanding the existence of such material weakness in our internal control over financial reporting, our management, including our Chief Executive Officer and Chief Financial Officer, believe that the financial statements included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.”
With this Amendment No. 1 to its Annual Report on Form 20-F/A for the fiscal year ended December 31, 2010, the Company now believes that it has responded fully to the one comment in the Comment Letter. We would greatly appreciate any expedited review that the Staff may afford this Amendment No. 1so that the Staff may thereafter confirm to us that it will not have any further comments on our 2009 Form 20-F or our 2010 Form 20-F/A.

Securities and Exchange Commission
May 20, 2011

Thank you for your assistance and cooperation throughout this review. If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,

/s/ ANDREW N. BERNSTEIN Andrew N. Bernstein
ANB/sma
cc:    LJ International Inc.